UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      March 1, 2006

Mr. Charles C. Mottley
Chief Executive Officer
El Capitan Precious Metals, Inc.
14301 North 87th Street, Suite 216
Scottsdale, Arizona 85260


      Re:	El Capitan Precious Metals, Inc.
		Registration Statement on Form S-3
      Filed January 30, 2006
		File No. 333-131370

		Form 10-KSB for the fiscal year ended September 30, 2005
		Filed January 13, 2006
		File No. 333-56262

Dear Mr. Mottley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






General

1. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document(s).

2. Disclose the name, address, and telephone of your agent for service.

3. Please confirm that your public float is in excess of $75,000,000.
We note that as of March 1, 2006, your market capitalization was $112,000,000.

4. Please amend your documents (Form S-3, Form 10-KSB for fiscal year
ended September 30, 2005 and Form 10-QSB for fiscal quarter ended
December 31, 2005) to remove all references to the terms "mining"
or
"mining operations," or any term that can imply mineral
production,
such as "operations."   In particular, substitute the term
"mineral
exploration" for "mining operations."

In your financial statements, remove the term "mining" in the parenthetical caption that follows your company`s name, and only refer to your company as "an exploration stage company." Substitute the term "mining" or "mine" with "exploration" in line items "Investment in mining properties," "mine expenses," and "purchase of mine interest."

Risk Factors, page 3

5. Many of your subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note "Trading of our common stock is limited," "We currently do not have enough cash to fund operations during the next fiscal year" and "Uncertainty of Mineralization Estimates."
Please
revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text.
Rather
than stating that a factor will have an adverse effect on your business, indicate what that adverse effect might be. We may have further comment.

6. Eliminate language that mitigates the risk you present. State the risk directly and plainly, eliminating statements such as "if we are unable," "no assurances can be given," "there can be no assurances," and "the effect of these factors cannot be accurately predicted."

We currently do not have enough cash to fund operations during the next fiscal year, page 4.

7. Please revise this risk factor to disclose the amount of cash that you currently have and the period over which you will be able to fund your operations with such amount. Please eliminate language which serves to mitigate the risk, such as references to recent or future private placements.

Receivable from Gold and Minerals, Inc. dependent upon market price of our common stock, page 5

8. We note that in October 2004, the Company loaned $120,000 to Gold and Minerals, its majority shareholder. Please disclose the total amount outstanding to date. Please also disclose whether the terms of the loan are the same as would have been provided to an unaffiliated third party.

9. As a general matter, please clarify the terms of the additional arrangements that the Company entered into with Gold and Minerals subsequent to the date of this loan. Describe the purpose and effect of the subsequent transactions to which you refer. Finally disclose the identities of the controls persons with respect to Gold and Minerals. We may have further comment.

We are required to obtain government approvals and permits in order to conduct mining operations, page 6

10. Please elaborate as to the government approvals and permits you are required to obtain to conduct your operations.

We face substantial government regulation and environmental risks, page 6

11. Your risk factor section should address those risks that specifically apply to you. In this regard, please identify your primary competitors and discuss why you are at a competitive disadvantage in relation to such competitors.

Title to some of our properties may be defective, page 7

12. Likewise, revise this risk factor to address those risks that specifically apply to you. For instance, disclose whether any of your titles to your properties have been found to be defective. State whether, to date, you have faced any challenges to your titles.

Note Regarding Forward-Looking Statements, page 7

13. Please eliminate references to the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of
1995.
Because you are subject to the "penny stock" rules of the Securities
Exchange Act of 1934, you cannot rely on this safe harbor.

Use of Proceeds, page 8

14. Please specify how you intend to use the proceeds, if any, resulting from the exercise of the warrants.

Selling Stockholders, page 8

15. Please describe the material terms of the transactions in which each of the selling security holders received the securities being registered for resale. We believe the material terms of the transactions in which each of the selling shareholders received their shares is information required to be included under Item 507 of Regulation S-B.

16. Please revise the table to disclose the number of shares being offered for resale by each selling shareholder on an aggregate basis.

17. It appears that you have not disclosed all of the natural persons with the power to vote or dispose of the securities being registered for resale. Please identify all such persons. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretations manual.

18. Identify as an underwriter any selling stockholder who is a broker-dealer, unless you can confirm that such selling stockholder obtained the securities being registered for resale as compensation for investment banking services. Also, identify as an underwriter any selling stockholder who is affiliated with a registered broker-dealer, unless such selling stockholder purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Plan of Distribution, age 12

19. We note that the selling stockholders may engage in short sales of your common stock. Please see Corporation Finance Telephone
Interpretation A.65 in that regard.

Description of Capital Stock, page 15

20. Disclose whether you have a staggered board.

21. Disclose the number of outstanding flip-in rights.

Where You Can Find More Information, page 17

22. Please note that the SEC`s public reference room is located at
100
F Street, N.E., Washington, D.C. 20549.  Revise accordingly.

23. Please specifically incorporate by reference your Form 10-Q for the quarter ended December 31, 2005.



Undertakings, page II-3

24. Revise to provide all the undertaking required by Item 512 of Regulation S-B.

Form 10-KSB for the Fiscal Year Ended September 30, 2005

Description of Business, page 1

25. We note your disclosures on pages 2 and 3 that you recorded no value on your books for the non-monetary acquisitions of COD mine and
Weaver mine, in which you exchanged your common stock for these properties. Please tell us the authoritative accounting literature that you relied upon which gave no accounting recognition in your financial statements to these transactions.

26. We note your disclosure on page 2 that you recorded no value on your books for the investment in U.S. Canadian Minerals, Inc.
(USCA),
in which you transferred 80% of your interest in the COD mine in exchange for 720,000 shares of USCA.PK common stock. Please tell us the authoritative accounting literature that you relied upon which gave no accounting recognition in your financial statements to this transaction.

Controls and Procedures, page 20

27. We note your disclosure that "the Company`s Chief Executive Officer and Chief Financial Officer have concluded that the Company`s disclosure controls and procedures are effective in ensuring that material information required to be disclosed is included in the reports that it files with the Securities and Exchange Commission."
Confirm, if true, that your officers concluded that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-
15(e).

28. Ensure that your officers` conclusions regarding the effectiveness of your disclosure control and procedures cover the appropriate period. See Item 307 of Regulation S-B.






Engineering Comments

Form 10-KSB, dated September 30, 2006
29. Throughout this Form 10-KSB, you give the impression that you are
either currently involved in preparing for mineral production or are
currently in mineral production at one or another of your mineral properties. As it does not appear that you have "reserves," as defined by the Guide 7(a)(1), you must be in the "exploration stage,"
also defined by Guide 7(a)(4)(i).   As such, SEC`s Industry Guide
7
specifically requires that you describe your business activities, as
"exploration stage" activities until such time as you have "reserves" as defined in the Guide. Please revise your disclosure to ensure that investors understand that you are conducting exploration stage activities.
* Remove the terms "develop," "development" or "production" throughout the document, and replace them, as needed, with the terms "explore" or
"exploration."
* Remove all references in the document that use the term "mining" or
"mining operations," or any term that can imply mineral production, such as "operations." In particular, substitute the term "mineral exploration" for "mining operations."
* Rather than call each of your mineral properties a "mine," substitute the term "prospect" or "property."
* Under SEC Industry Guide 7, the terms "ores" or "orebody" are treated the same as the term "reserve." Remove these terms from the document unless your have "reserves."

30. Insert a small-scale map showing the location and access to your material properties. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

Description of Business, page 1

31. Early in this section, you should indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a)(4).

32. For each of your "material" properties, provide the disclosures required by Industry Guide 7 (b). In particular, provide:
* The location and means of access to the property,
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property,
* A description of equipment and other infrastructure facilities,
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
* Provide as supplemental materials, all material engineering or geologic reports concerning the property, including government reports, which are available to you.
Refer to Industry Guide 7 (b)(1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

33. You note that Mr. Lozensky continues to manage and operate the COD property. Explain in a supplemental response what Mr. Lozensky is doing at that property. Clarify in your disclosure whether the COD property has any reserves in the tailings or settling pond.

      Business of Issuer, page 4

34. As you do not have any iron reserves, please clarify the reason for the discussion of rail transportation availability, or remove the section.

      Description of Property, page 7

35.  Concerning your "material" mineral properties, disclose:
* The nature of your ownership or interest in the property, in particular address the ownership of the patented mineral claims at your El Capitan property.
* Any other underlying agreements or interests in the property.
* Indicate whether the mining claims are State or Federal claims.
* Disclose the conditions you must meet to keep these claims.
* Disclose the area of your claims, either in hectares or acres. Revise to fully discuss the material terms of your concessions. Refer to paragraph (b)(2) of Industry Guide 7.
36.
Explain to us as supplemental information the source or sources of the equipment disclosed as located at the El Capitan and COD mineral properties.

37. You disclose Dr. Clyde Smith name in reference to him providing certain technical services to you, and as such is considered an expert under SEC rules. Supplementally provide a written consent from Dr.
Smith and any other experts whose name you cite and whose work you incorporate into your document. These consents should concur with the information you disclose and agree to being named as an expert.

38. Remove any other specific references to government studies for which you can not obtain formal consents.

39. Please clarify if the permits you have obtained for the El
Capitan
property are exploration permits.

40. Please note that mineral "reserves" for a mineral property generally cannot be designated unless:
* Competent professional engineers conduct a final detailed engineering and economic feasibility study, and the study demonstrates that a mineral deposit can be mined at a commercial rate and a profit made.
* The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.
As a consequence, metallurgical testing cannot demonstrate commercial viability of a mineral deposit. Please revise your disclsoure accordingly.

	COD Mine, page 9

41. Provide as supplemental information your operating plan for the
COD property, as you disclosure that you plan to operate the property and recover gold and silver from the tailings, or clarify your disclosure as needed to accurately reflect your situation.

Risk Factors, page 11

42. Add a risk factor that addresses that fact that the probability of an individual mineral prospect ever having "reserves" (that is being commercially viable) is extremely remote, in all probability your properties do not contain any reserves, and any funds spent on exploration will probably not be recovered.





Website

43. We note that there are substantial differences in the information you have on your website about your mineral properties and what you have disclosed in your Form 10K-SB. Please ensure that all material information about your mineral properties is disclosed in your Form
10-KSB.

44. We note that your website refers to or uses the terms
"proven,"
"reserves," and "indicated," and "inferred" "resources."   Only
those
measures of reserves set forth in Industry Guide 7 are permitted in filings with the SEC. If you continue to make references on your web site to reserve measures other than those recognized by or allowed in your instance by the SEC, please accompany such disclosure with the following cautionary language:

Cautionary Note to U.S. Investors -- The United States Securities and
Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "proven," "reserves," and "indicated," and "inferred" "resources" that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB, File No. 333-
56262. You can review and obtain copies of these filings from the SEC`s website at http://www.sec.gov/edgar.shtml.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to Roger Baer,
Mining
Engineer, at (202) 551- 3705.  Please contact Carmen Moncada-Terry at
(202) 551-3687 or, in her absence, the undersigned, at (202) 551-
3685
with any other questions.

      	Sincerely,


      					Tangela Richter
      Branch Chief
cc: 	W. Mower
      K. Hiller
	L. Dang
      R. Baer
      C. Moncada-Terry
Mr. Charles C. Mottley
El Capitan Precious Metals, Inc.
March 1, 2006
Page 2